UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

KHD Humboldt Wedag International Ltd.
(Name of Issuer)
Common Shares Without Par Value
(Title of Class of Securities)
55271X 20 2
(CUSIP Number)
Michael J. Smith Mass Financial Corp. 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China Telephone (852) 2537-3613
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55271X 20 2
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mass Financial Corp.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X]
3. SEC Use Only
4. Source of Funds (See Instructions): OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: Barbados
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,571,128 (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,571,128 (1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,571,128 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 10.3% (2)
14. Type of Reporting Person (See Instructions): CO

(1)

The 1,571,128 shares are all held through wholly-owned, direct and indirect, subsidiaries of Mass Financial Corp. as follows: (a) 201,128 shares representing 1.3% of the outstanding share capital of the Issuer are registered in the name of New Image Investment Company Limited, a wholly-owned subsidiary of Mass Financial Corp.; and (b) 1,370,000 shares representing 9.0% of the outstanding share capital of the Issuer are registered in the name of Inverness Enterprises Ltd., a wholly-owned subsidiary of New Image Investment Company Limited. Mass Financial Corp. shares voting and dispositive power with each of its wholly-owned subsidiaries in the respective wholly-owned direct or indirect subsidiary.

(2)	15,206,512 shares of the Issuer are assumed to be outstanding.

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CUSIP No. 55271X 20 2
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). New Image Investment Company Limited
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X]
3. SEC Use Only
4. Source of Funds (See Instructions): WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: Washington
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,571,128 (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,571,128 (1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,571,128 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 10.3% (2)
14. Type of Reporting Person (See Instructions): CO

(1)

The 1,571,128 shares are all held directly by New Image Investment Company Limited and through its wholly-owned subsidiary as follows: (a) 201,128 shares representing 1.3% of the outstanding share capital of the Issuer are registered in the name of New Image Investment Company Limited; and (b) 1,370,000 shares representing 9.0% of the outstanding share capital of the Issuer are registered in the name of Inverness Enterprises Ltd., a wholly-owned subsidiary of New Image Investment Company Limited. Each of New Image Investment Company Limited and Inverness Enterprises Ltd. shares voting and dispositive power with Mass Financial Corp.

(2)	15,206,512 shares of the Issuer are assumed to be outstanding.

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CUSIP No. 55271X 20 2
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Inverness Enterprises Ltd.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X]
3. SEC Use Only
4. Source of Funds (See Instructions): WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: British Columbia
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,370,000 (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,370,000 (1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,370,000 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 9.0% (2)
14. Type of Reporting Person (See Instructions): CO

(1)

The 1,370,000 shares are registered in the name of Inverness Enterprises Ltd., a wholly-owned subsidiary of New Image Investment Company Limited. New Image Investment Company Limited is a wholly-owned subsidiary of Mass Financial Corp. Inverness Enterprises Ltd. and Mass Financial Corp. have shared voting and dispositive power.

(2)	15,206,512 shares of the Issuer are assumed to be outstanding.

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Item 1.	Security And Issuer

This Statement relates to the common shares (the "Shares") of KHD Humboldt Wedag International Ltd. (the "Issuer").

The principal executive offices of the Issuer are located at 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China.

Item 2.	Identity And Background

This statement is filed on behalf of Mass Financial Corp. ("Mass Financial"), its wholly-owned direct and indirect subsidiaries, New Image Investment Company Limited ("New Image") and Inverness Enterprises Ltd. ("Inverness"). Inverness is wholly-owned by New Image and New Image is wholly-owned by Mass Financial. Mass Financial operates in the financial services industry and both New Image and Inverness are holding companies of Mass Financial. Mass Financial and New Image have an address at 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China. Inverness has an address at 1620 – 400 Burrard Street, Vancouver, British Columbia, Canada.

During the last five years, none of Mass Financial, New Image, Inverness, nor, to their knowledge, any of their respective officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of Mass Financial, New Image, Inverness, nor, to their knowledge, any of their respective officers or directors, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mass Financial is organized under the laws of Barbados, New Image is organized under the laws of Washington and Inverness is organized under the laws of British Columbia.

For information with respect to each executive officer and director of Mass Financial, New Image and Inverness, see Appendix A attached hereto which is specifically incorporated herein by reference in its entirety.

Item 3.	Source and Amount of Funds or Other Consideration

Mass Financial acquired its beneficial interest in the Shares in a corporate restructuring transaction completed by the Issuer in which the Issuer transferred the shares of certain companies (including the shares of New Image Investment Company Limited and Inverness) owned by the Issuer to Mass Financial in exchange for the shares of certain other companies owned by Mass Financial. Prior to the corporate restructuring transaction, New Image and Inverness shared their respective voting and dispositive power of the Shares with the Issuer. See Item 4 – Purpose of Transaction.

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Item 4.	Purpose of Transaction

Mass Financial acquired its beneficial interest in the Shares as part of a restructuring transaction by the Issuer. The restructuring transaction is set out in the Restructuring Agreement dated December 29, 2005 (the "Restructuring Agreement") between the Issuer and Mass Financial. Pursuant to the Restructuring Agreement, the Issuer and Mass Financial transferred to each other the shares of certain subsidiaries in order to effect the separation of the Issuer 's engineering and industrial services business from its financial services business. The engineering and industrial services business remained with the Issuer and the financial services business was transferred to Mass Financial except for MFC Merchant Bank S.A. (and its Swiss affiliates) and its passive royalty interest in an iron ore mine. After the restructuring of these businesses was complete, the Issuer distributed to its shareholders all of its Class A common shares in Mass Financial on a one-for-one basis (after Mass Financial implemented a stock split to allow for such a distribution ratio) such that Mass Financial became a separate company owned by the shareholders of the Issuer. The distribution record date for the purposes of determining those registered shareholders of the Issuer who were entitled to participate in the distribution of the Class A common shares of Mass Financial was January 31, 2006.

As a result of the restructuring, the beneficial interest in the Shares held by New Image and Inverness was transferred from the Issuer to Mass Financial when all of the shares in New Image was transferred from the Issuer to Mass Financial. Inverness was and remains a wholly-owned subsidiary of New Image.

Mass Financial, New Image and Inverness acquired the Shares for investment purposes. At this time, none of Mass Financial, New Image, Inverness or, to their knowledge, any of their respective directors or executive officers, have the intention of acquiring additional shares of the Issuer, although Mass Financial, New Image and Inverness reserve the right to make additional purchases on the open market, in private transactions and from treasury. None of Mass Financial, New Image, Inverness or, to their knowledge, any of their directors or executive officers have any plans or proposes which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization of liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale of transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer's business or corporate structure;

(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

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(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

Mass Financial has shared voting and dispositive power of the 1,571,128 Shares registered in each of New Image and Inverness, such aggregate holding representing 10.3% of the Issuer's Shares.

To the knowledge of Mass Financial, New Image and Inverness, none of their respective directors or executive officers have any power to vote or dispose of any Shares of the Issuer, nor did they, Mass Financial, New Image or Inverness effect any transactions in such Shares during the past 60 days, other than those described in the Restructuring Agreement.

Michael J. Smith has been a member of the board of directors of the Issuer since 1986 and has been the President and Chief Executive Officer of the Issuer since 1996 and Secretary of the Issuer since 2003. Mr. Smith has been a member of the board of directors of Mass Financial since 1997 and the President and Chief Executive Officer of Mass Financial since 2003. Mr. Smith is also the President, Secretary, Treasurer and a director of New Image since 2004.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings, or relationships between the reporting persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

A.	Joint Filing Agreement
B.	Restructuring Agreement
C.	Share Exchange Agreement

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Signature

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 6, 2006

Date

MASS FINANCIAL CORP.

/s/ Michael J. Smith

Signature

Michael J. Smith, President, Chief Executive Officer and Director

Name/Title

NEW IMAGE INVESTMENT COMPANY LIMITED

/s/ Michael J. Smith

Signature

Michael J. Smith, President, Secretary, Treasurer and Director

Name/Title

INVERNESS ENTERPRISES LTD.

/s/ Rene Randall

Signature

Rene Randall, President and Director

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

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APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the information required by Instruction C to Schedule 13D with respect to Mass Financial Corp. During the last five years, none of the persons listed in the following table has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and none of the persons listed in the following table was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

MASS FINANCIAL CORP.

Name/Position	Address	Principal Occupation, Principal Business and Address (1)	Citizenship
Michael J. Smith President, Chief Executive Officer and Director	Unit 803, 8/F, Dina House, Ruttonjee Centre 11 Duddell Street, Central Hong Kong SAR, China

President, Chief Executive Officer, Secretary and Director of KHD Humboldt Wedag International Ltd. and President, Chief Executive Officer and Director of Mass Financial Corp.
Unit 803, 8/F, Dina House,
Ruttonjee Centre
11 Duddell Street, Central
Hong Kong SAR, China

British
Ravin Prakash Director	CG 0202A, Laburnum Sector 28 Gurgaon 122002 National Capital Region India	Director of Humboldt Wedag India Ltd. CG 0202A Laburnum Sector 28 Gurgaon 122002 National Capital Region India	Indian
Eugene Chen Director	36th Floor, Tower 1 Kerry Everbright City 218 Tian Mu Road West Shanghai, China 200070	Director of Mass Financial Corp. 36th Floor, Tower 1 Kerry Everbright City 218 Tian Mu Road West Shanghai, China 200070	American
David Csumrik Secretary and Director	Palm Court 28 Pine Road Belleville St. Michael Barbados	Managing Director of Longview Associates (Barbados) Ltd. Palm Court 28 Pine Road Belleville St. Michael Barbados	Canadian

(1)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

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NEW IMAGE INVESTMENT COMPANY LIMITED

Name/Position	Address	Principal Occupation, Principal Business and Address (1)	Citizenship
Michael J. Smith President, Chief Executive Officer, Secretary and Director	Unit 803, 8/F, Dina House, Ruttonjee Centre 11 Duddell Street, Central Hong Kong SAR, China

President, Chief Executive Officer, Secretary and Director of KHD Humboldt Wedag International Ltd. and the President, Chief Executive Officer and Director of
Mass Financial Corp.
Unit 803, 8/F, Dina House,
Ruttonjee Centre
11 Duddell Street, Central
Hong Kong SAR, China

British

(1)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

INVERNESS ENTERPRISES LTD.

Name/Position	Address	Principal Occupation, Principal Business and Address (1)	Citizenship
Rene Randall President, Secretary and Director	1620 – 400 Burrard Street Vancouver, British Columbia Canada V6C 3A6	President of Logan International Corp. 1620 – 400 Burrard Street Vancouver, British Columbia Canada V6C 3A6	American

(1)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

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EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that the foregoing Statement of Schedule 13D is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to §240.13d-1(k).

February 6, 2006

Date

MASS FINANCIAL CORP.

/s/ Michael J. Smith

Signature

Michael J. Smith, President, Chief Executive Officer and Director

Name/Title

NEW IMAGE INVESTMENT COMPANY LIMITED

/s/ Michael J. Smith

Signature

Michael J. Smith, President, Secretary, Treasurer and Director

Name/Title

INVERNESS ENTERPRISES LTD.

/s/ Rene Randall

Signature

Rene Randall, President and Director

Name/Title

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EXHIBIT B

RESTRUCTURING AGREEMENT

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EXHIBIT C

SHARE EXCHANGE AGREEMENT

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